350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

December 17, 2021

Via ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed October 21, 2021
File No. 024-11563

Dear Sir or Madam:

We serve as special Investment Company Act counsel to Worthy Property Bonds, Inc. (the “Company”). In that capacity, we have been asked to provide a narrative response, on behalf of the Company, keyed to Comment 2 of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated December 2, 2021. We trust you shall deem the contents of this transmittal letter responsive to your Comment 2.

2. Please provide a legal analysis of whether your proposed offering would represent a violation of Section 48(a) of the 1940 Act by Worthy Financial Inc. and/or Worthy Management.

Section 48(a) of the 1940 Act makes it “unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do [himself under the 1940 Act].”1 As described by the SEC staff, “Section 48(a) … gives the [SEC] the authority to ‘look through’ a transaction or a multi-tiered structure if it is a sham or conduit formed or operated for no purpose other than circumventing the requirements of … the [1940] Act.”2

The Company notes that Worthy Management, Inc. (“WM”) and the Company are wholly-owned subsidiaries of Worthy Financial, Inc. (“WFI”), a financial services company that owns and operates a financial technology platform consisting of a mobile app and website (collectively, the “Worthy Fintech Platform”) for the purpose of facilitating the purchase of bonds issued or to be issued by certain of WFI’s wholly-owned operating subsidiaries, including the Company but excluding WM. WM’s operations are, and will continue to be, limited to providing management services to the operating subsidiaries of WFI including the Company. Each of WFI’s operating subsidiaries has entered into separate management services agreement with WM under which each makes a monthly payment to WM relating solely to its allocated share of such expenses.

1 15 U.S.C.A. § 80a-47.

2 See Cornish & Carey Commercial, Inc., SEC Staff No-Action Letter (pub. avail. June 21, 1996).

Dickinson Wright PLLC

Securities and Exchange Commission
December 17, 2021
Page 2

Neither WFI nor any of its subsidiaries is registered as an investment company under the 1940 Act, due to the fact that each of WFI’s operating subsidiaries, including the Company, conduct or intend to conduct their businesses, as the case may be, in reliance on, and in accordance with, exclusions from the definition of investment company in Section 3(c)(5) of the 1940 Act. Accordingly, WFI and its subsidiaries, including WM, are not subject to the provisions of the 1940 Act applicable to investment companies and, therefore, the proposed offering is not in violation of Section 48(a) because it is not in circumvention of any requirements of the 1940 Act.

WFI and WM are aware of the requirements of Section 48(a) of the 1940 Act which prohibit any person from doing indirectly “through or by means of any other person” (i.e., the Company) what it is prohibited from doing directly. As such, the Company will not engage in any activity prohibited by the 1940 Act that would cause WFI or WM to violate Section 48(a) of the 1940 Act.

If the Staff has any further comments regarding Comment 1, please feel free to contact the undersigned.

Dickinson Wright PLLC

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.